CHUBB GROUP OF INSURANCE COMPANIES      DECLARATIONS
                                        FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren,          COMPANY ASSET PROTECTION BOND
New Jersey 07059


NAME OF ASSURED
(including its SUBSIDIARIES):           Bond Number: 81391876

ASTON FUNDS

161 NORTH CLARK STREET                  FEDERAL INSURANCE COMPANY
CHICAGO, IL 60601

                                        Incorporated under the laws of Indiana
                                        a stock insurance company herein called
                                        the COMPANY Capital Center,
                                        251 North Illinois, Suite 1100
                                        Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on December 31, 2007
                       to 12:01 a.m. on December 31, 2008

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

     If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE
     1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                                       DEDUCTIBLE
 INSURING CLAUSE                                 LIMIT OF LIABILITY      AMOUNT
 ---------------                                 ------------------   ------------
 1. Employee                                        $3,000,000        $     0
 2. On Premises                                     $3,000,000        $50,000
 3. In Transit                                      $3,000,000        $50,000
 4. Forgery or Alteration                           $3,000,000        $50,000
 5. Extended Forgery                                $3,000,000        $50,000
 6. Counterfeit Money                               $3,000,000        $50,000
 7. Threats to Person                               $Not Covered      $Not Covered
 8. Computer System                                 $3,000,000        $50,000
 9. Voice Initiated Funds Transfer Instruction      $3,000,000        $50,000
10. Uncollectible Items of Deposit                  $  250,000        $50,000
11. Audit Expense                                   $   50,000        $50,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

     1)   Amending Voice Initiated Funds Transfer Instr. Endt.

     2)   Automated Telephone Transaction Endt.

     3)   Telefacsimile Instruction Fraud Endt.

     4)   Deleting Valuation-Other Property Endt.

     5)   Compliance with Applicable Trade Sanction Laws

     Important Notice to the Insured

     Important Notice to PolicyHolder

     Terrorism Notice

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.


By: /s/ Robert Hamburger
    ---------------------------------
    Authorized Representative


ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

                                 The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

INSURING CLAUSES

Employee                         1.   Loss resulting directly from LARCENY or
                                      EMBEZZLEMENT committed by any EMPLOYEE,
                                      alone or in collusion with others.

On Premises                      2.   Loss of PROPERTY resulting directly from
                                      robbery, burglary, false pretenses, common
                                      law or statutory larceny, misplacement,
                                      mysterious unexplainable disappearance,
                                      damage, destruction or removal, from the
                                      possession, custody or control of the
                                      ASSURED, while such PROPERTY is lodged or
                                      deposited at premises located anywhere.

In Transit                       3.   Loss of PROPERTY resulting directly from
                                      common law or statutory larceny,
                                      misplacement, mysterious unexplainable
                                      disappearance, damage or destruction,
                                      while the PROPERTY is in transit anywhere:

                                      a.  in an armored motor vehicle, including
                                          loading and unloading thereof,

                                      b.  in the custody of a natural person
                                          acting as a messenger of the ASSURED,
                                          or

                                      c.  in the custody of a TRANSPORTATION
                                          COMPANY and being transported in a
                                          conveyance other than an armored motor
                                          vehicle provided, however, that
                                          covered PROPERTY transported in such
                                          manner is limited to the following:

                                          (1) written records,

                                          (2) securities issued in registered
                                              form, which are not endorsed or
                                              are restrictively endorsed, or

                                          (3) negotiable instruments not payable
                                              to bearer, which are not endorsed
                                              or are restrictively endorsed.

                                      Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19

INSURING CLAUSES
(continued)

Forgery Or Alteration            4.   Loss resulting directly from:

                                      a.  FORGERY on, or fraudulent material
                                          alteration of, any bills of exchange,
                                          checks, drafts, acceptances,
                                          certificates of deposits, promissory
                                          notes, due bills, money orders, orders
                                          upon public treasuries, letters of
                                          credit, other written promises, orders
                                          or directions to pay sums certain in
                                          money, or receipts for the withdrawal
                                          of PROPERTY, or

                                      b.  transferring, paying or delivering any
                                          funds or other PROPERTY, or
                                          establishing any credit or giving any
                                          value in reliance on any written
                                          instructions, advices or applications
                                          directed to the ASSURED authorizing or
                                          acknowledging the transfer, payment,
                                          delivery or receipt of funds or other
                                          PROPERTY, which instructions, advices
                                          or applications fraudulently purport
                                          to bear the handwritten signature of
                                          any customer of the ASSURED, or
                                          shareholder or subscriber to shares of
                                          an INVESTMENT COMPANY, or of any
                                          financial institution or EMPLOYEE but
                                          which instructions, advices or
                                          applications either bear a FORGERY or
                                          have been fraudulently materially
                                          altered without the knowledge and
                                          consent of such customer, shareholder,
                                          subscriber, financial institution or
                                          EMPLOYEE;

                                      excluding, however, under this INSURING
                                      CLAUSE any loss covered under INSURING
                                      CLAUSE 5. of this Bond, whether or not
                                      coverage for INSURING CLAUSE 5. is
                                      provided for in the DECLARATIONS of this Bond.

                                      For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery                 5.   Loss resulting directly from the ASSURED
                                      having, in good faith, and in the ordinary
                                      course of business, for its own account or
                                      the account of others in any capacity:

                                      a.  acquired, accepted or received,
                                          accepted or received, sold or
                                          delivered, or given value, extended
                                          credit or assumed liability, in
                                          reliance on any original SECURITIES,
                                          DOCUMENTS OR OTHER WRITTEN INSTRUMENTS
                                          which prove to:

                                          (1) bear a FORGERY or a fraudulently
                                              material alteration,

                                          (2) have been lost or stolen, or

                                          (3) be COUNTERFEIT, or

                                      b.  guaranteed in writing or witnessed any
                                          signatures on any transfer,
                                          assignment, bill of sale, power of
                                          attorney, guarantee, endorsement or
                                          other obligation upon or in connection
                                          with any SECURITIES, DOCUMENTS OR
                                          OTHER WRITTEN INSTRUMENTS.

                                      Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS
                                      OR OTHER WRITTEN INSTRUMENTS by an
                                      EMPLOYEE, CUSTODIAN, or a Federal or State chartered deposit institution of the
                                      ASSURED is a condition precedent to the
                                      ASSURED having relied on such items.
                                      Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19

INSURING CLAUSES

Extended Forgery                      For the purpose of this INSURING CLAUSE, a
(continued)                           mechanically reproduced facsimile
                                      signature is treated the same as a
                                      handwritten signature.

Counterfeit Money                6.   Loss resulting directly from the receipt
                                      by the ASSURED in good faith of any
                                      COUNTERFEIT money.

Threats To Person                7.   Loss resulting directly from surrender of
                                      PROPERTY away from an office of the
                                      ASSURED as a result of a threat
                                      communicated to the ASSURED to do bodily
                                      harm to an EMPLOYEE as defined in Section
                                      1.e. (1), (2) and (5), a RELATIVE or
                                      invitee of such EMPLOYEE, or a resident of
                                      the household of such EMPLOYEE, who is, or
                                      allegedly is, being held captive provided,
                                      however, that prior to the surrender of
                                      such PROPERTY:

                                      a.  the EMPLOYEE who receives the threat
                                          has made a reasonable effort to notify
                                          an officer of the ASSURED who is not
                                          involved in such threat, and

                                      b.  the ASSURED has made a reasonable
                                          effort to notify the Federal Bureau of
                                          Investigation and local law
                                          enforcement authorities concerning
                                          such threat.

                                      It is agreed that for purposes of this
                                      INSURING CLAUSE, any EMPLOYEE of the
                                      ASSURED, as set forth in the preceding
                                      paragraph, shall be deemed to be an
                                      ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

Computer System                  8.   Loss resulting directly from fraudulent:

                                      a.  entries of data into, or

                                      b.  changes of data elements or programs
                                          within, a COMPUTER SYSTEM, provided
                                          the fraudulent entry or change causes:

                                          (1) funds or other property to be
                                              transferred, paid or delivered,

                                          (2) an account of the ASSURED or of
                                              its customer to be added, deleted,
                                              debited or credited, or

                                          (3) an unauthorized account or a
                                              fictitious account to be debited
                                              or credited.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19

INSURING CLAUSES
(continued)

Voice Initiated Funds            9.   Loss resulting directly from VOICE
Transfer Instruction                  INITIATED FUNDS TRANSFER INSTRUCTION
                                      directed to the ASSURED authorizing the
                                      transfer of dividends or redemption
                                      proceeds of INVESTMENT COMPANY shares from
                                      a CUSTOMER'S account, provided such VOICE
                                      INITIATED FUNDS TRANSFER INSTRUCTION was:

                                      a.  received at the ASSURED'S offices by
                                          those EMPLOYEES of the ASSURED
                                          specifically authorized to receive the
                                          VOICE INITIATED FUNDS TRANSFER
                                          INSTRUCTION,

                                      b.  made by a person purporting to be a
                                          CUSTOMER, and

                                      c.  made by said person for the purpose of
                                          causing the ASSURED or CUSTOMER to
                                          sustain a loss or making an improper
                                          personal financial gain for such
                                          person or any other person.

                                      In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS
                                      TRANSFER INSTRUCTIONS must be received and processed in accordance with the
                                      Designated Procedures outlined in the
                                      APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit   10.  Loss resulting directly from the ASSURED
                                      having credited an account of a customer,
                                      shareholder or subscriber on the faith of
                                      any ITEMS OF DEPOSIT which prove to be
                                      uncollectible, provided that the crediting
                                      of such account causes:

                                      a.  redemptions or withdrawals to be
                                          permitted,

                                      b.  shares to be issued, or

                                      c.  dividends to be paid,
                                      from an account of an INVESTMENT COMPANY.

                                      In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold
                                      ITEMS OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                                      ITEMS OF DEPOSIT shall not be deemed
                                      uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense                    11.  Expense incurred by the ASSURED for that
                                      part of the cost of audits or examinations
                                      required by any governmental regulatory
                                      authority or self-regulatory organization
                                      to be conducted by such authority,
                                      organization or their appointee by reason
                                      of the discovery of loss sustained by the
                                      ASSURED and covered by this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 4 of 19

GENERAL AGREEMENTS

Additional Companies             A.   If more than one corporation, or
Included As Assured                   INVESTMENT COMPANY, or any combination of
                                      them is included as the ASSURED herein:

                                      (1) The total liability of the COMPANY
                                          under this Bond for loss or losses
                                          sustained by any one or more or all of
                                          them shall not exceed the limit for
                                          which the COMPANY would be liable
                                          under this Bond if all such loss were
                                          sustained by any one of them.

                                      (2) Only the first named ASSURED shall be
                                          deemed to be the sole agent of the
                                          others for all purposes under this
                                          Bond, including but not limited to the
                                          giving or receiving of any notice or
                                          proof required to be given and for the
                                          purpose of effecting or accepting any
                                          amendments to or termination of this
                                          Bond. The COMPANY shall furnish each
                                          INVESTMENT COMPANY with a copy of the
                                          Bond and with any amendment thereto,
                                          together with a copy of each formal
                                          filing of claim by any other named
                                          ASSURED and notification of the terms
                                          of the settlement of each such claim
                                          prior to the execution of such
                                          settlement.

                                      (3) The COMPANY shall not be responsible
                                          for the proper application of any
                                          payment made hereunder to the first
                                          named ASSURED.

                                      (4) Knowledge possessed or discovery made
                                          by any partner, director, trustee,
                                          officer or supervisory employee of any
                                          ASSURED shall constitute knowledge or
                                          discovery by all the ASSUREDS for the
                                          purposes of this Bond.

                                      (5) If the first named ASSURED ceases for
                                          any reason to be covered under this
                                          Bond, then the ASSURED next named on
                                          the APPLICATION shall thereafter be
                                          considered as the first named ASSURED
                                          for the purposes of this Bond.

Representation Made By           B.   The ASSURED represents that all
Assured                               information it has furnished in the
                                      APPLICATION for this Bond or otherwise is
                                      complete, true and correct. Such
                                      APPLICATION and other information
                                      constitute part of this Bond.

                                      The ASSURED must promptly notify the
                                      COMPANY of any change in any fact or
                                      circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                      Any intentional misrepresentation,
                                      omission, concealment or incorrect
                                      statement of a material fact, in the
                                      APPLICATION or otherwise, shall be grounds for recision of this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19

GENERAL AGREEMENTS
(continued)

Additional Offices Or            C.   If the ASSURED, other than an INVESTMENT
Employees - Consolidation,            COMPANY, while this Bond is in force,
Merger Or Purchase Or                 merges or consolidates with, or purchases
Acquisition Of Assets                 or acquires assets or liabilities of
Or Liabilities - Notice To            another institution, the ASSURED shall not
Company                               have the coverage afforded under this Bond
                                      for loss which has:

                                      (1) occurred or will occur on premises, or

                                      (2) been caused or will be caused by an
                                          employee, or

                                      (3) arisen or will arise out of the assets
                                          or liabilities,
                                      of such institution, unless the ASSURED:

                                      a.  gives the COMPANY written notice of
                                          the proposed consolidation, merger or
                                          purchase or acquisition of assets or
                                          liabilities prior to the proposed
                                          effective date of such action, and

                                      b.  obtains the written consent of the
                                          COMPANY to extend some or all of the
                                          coverage provided by this Bond to such
                                          additional exposure, and

                                      c.  on obtaining such consent, pays to the
                                          COMPANY an additional premium.

Change Of Control - Notice To    D.   When the ASSURED learns of a change in
Company                               control (other than in an INVESTMENT
                                      COMPANY), as set forth in Section 2(a) (9)
                                      of the Investment Company Act of 1940, the
                                      ASSURED shall within sixty (60) days give
                                      written notice to the COMPANY setting
                                      forth:

                                      (1) the names of the transferors and
                                          transferees (or the names of the
                                          beneficial owners if the voting
                                          securities are registered in another
                                          name),

                                      (2) the total number of voting securities
                                          owned by the transferors and the
                                          transferees (or the beneficial
                                          owners), both immediately before and
                                          after the transfer, and

                                      (3) the total number of outstanding voting
                                          securities. Failure to give the
                                          required notice shall result in
                                          termination of coverage for any loss
                                          involving a transferee, to be
                                          effective on the date of such change
                                          in control.

Court Costs And Attorneys'       E.   The COMPANY will indemnify the ASSURED for
Fees                                  court costs and reasonable attorneys' fees
                                      incurred and paid by the ASSURED in
                                      defense, whether or not successful,
                                      whether or not fully litigated on the
                                      merits and whether or not settled, of any
                                      claim, suit or legal proceeding with
                                      respect to which the ASSURED would be
                                      entitled to recovery under this Bond.
                                      However, with respect to INSURING CLAUSE
                                      1., this Section shall only apply in the
                                      event that:

                                      (1) an EMPLOYEE admits to being guilty of
                                          LARCENY OR EMBEZZLEMENT,

                                      (2) an EMPLOYEE is adjudicated to be
                                          guilty of LARCENY OR EMBEZZLEMENT, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 6 of 19

GENERAL AGREEMENTS

Court Costs And Attorneys'       (3)  in the absence of 1 or 2 above, an
Fees (continued)                      arbitration panel agrees, after a review
                                      of an agreed statement of facts between
                                      the COMPANY and the ASSURED, that an
                                      EMPLOYEE would be found guilty of LARCENY
                                      OR EMBEZZLEMENT if such EMPLOYEE were
                                      prosecuted.

                                 The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The
                                 ASSURED shall provide all reasonable
                                 information and assistance as required by the COMPANY for such defense.

                                 If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                                 If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE
                                 AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                                 If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF
                                 LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF
                                 LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                                 If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE
                                 AMOUNT, if any, but within the LIMIT OF
                                 LIABILITY stated in ITEM

                                 2.   of the DECLARATIONS for the applicable
                                      INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE
                                      AMOUNT, bears to the total amount
                                      demanded.

                                 Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the
                                 DECLARATIONS.


ICAP Bond (5-98)
Form 17-02-1421 (Ed.5-98) Page 7 of 19

CONDITIONS AND LIMITATIONS

Definitions                      1.   As used in this Bond:

                                      a.  COMPUTER SYSTEM means a computer and
                                          all input, output, processing,
                                          storage, off-line media libraries, and
                                          communication facilities which are
                                          connected to the computer and which
                                          are under the control and supervision
                                          of the operating system(s) or
                                          application(s) software used by the
                                          ASSURED.

                                      b.  COUNTERFEIT means an imitation of an
                                          actual valid original which is
                                          intended to deceive and be taken as
                                          the original.

                                      c.  CUSTODIAN means the institution
                                          designated by an INVESTMENT COMPANY to
                                          maintain possession and control of its
                                          assets.

                                      d.  CUSTOMER means an individual,
                                          corporate, partnership, trust
                                          customer, shareholder or subscriber of
                                          an INVESTMENT COMPANY which has a
                                          written agreement with the ASSURED for
                                          VOICE INITIATED FUNDS TRANSFER
                                          INSTRUCTION.

                                      e.  EMPLOYEE means:

                                          (1) an officer of the ASSURED,

                                          (2) a natural person while in the
                                              regular service of the ASSURED at
                                              any of the ASSURED'S premises and
                                              compensated directly by the
                                              ASSURED through its payroll system
                                              and subject to the United States
                                              Internal Revenue Service Form W-2
                                              or equivalent income reporting
                                              plans of other countries, and whom
                                              the ASSURED has the right to
                                              control and direct both as to the
                                              result to be accomplished and
                                              details and means by which such
                                              result is accomplished in the
                                              performance of such service,

                                          (3) a guest student pursuing studies
                                              or performing duties in any of the
                                              ASSURED'S premises,

                                          (4) an attorney retained by the
                                              ASSURED and an employee of such
                                              attorney while either is
                                              performing legal services for the
                                              ASSURED,

                                          (5) a natural person provided by an
                                              employment contractor to perform
                                              employee duties for the ASSURED
                                              under the ASSURED'S supervision at
                                              any of the ASSURED'S premises,

                                          (6) an employee of an institution
                                              merged or consolidated with the
                                              ASSURED prior to the effective
                                              date of this Bond,

                                          (7) a director or trustee of the
                                              ASSURED, but only while performing
                                              acts within the scope of the
                                              customary and usual duties of any
                                              officer or other employee of the
                                              ASSURED or while acting as a
                                              member of any committee duly
                                              elected or appointed to examine or
                                              audit or have custody of or access
                                              to PROPERTY of the ASSURED, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19

CONDITIONS AND LIMITATIONS

Definitions (continued)          (8)  each natural person, partnership or
                                      corporation authorized by written
                                      agreement with the ASSURED to perform
                                      services as electronic data processor of
                                      checks or other accounting records related
                                      to such checks but only while such person,
                                      partnership or corporation is actually
                                      performing such services and not:

                                      a.  creating, preparing, modifying or
                                          maintaining the ASSURED'S computer
                                          software or programs, or

                                      b.  acting as transfer agent or in any
                                          other agency capacity in issuing
                                          checks, drafts or securities for the
                                          ASSURED,

                                 (9)  any partner, officer or employee of an
                                      investment advisor, an underwriter
                                      (distributor), a transfer agent or
                                      shareholder accounting recordkeeper, or an administrator, for an INVESTMENT COMPANY while performing acts coming within the scope of the customary and usual duties of an officer or employee of an INVESTMENT
                                      COMPANY or acting as a member of any
                                      committee duly elected or appointed to
                                      examine, audit or have custody of or
                                      access to PROPERTY of AN INVESTMENT
                                      COMPANY.

                                      The term EMPLOYEE shall not include any
                                      partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                                      a.  which is not an "affiliated person"
                                          (as defined in Section 2(a) of the
                                          Investment Company Act of 1940) of an
                                          INVESTMENT COMPANY or of the
                                          investment advisor or underwriter
                                          (distributor) of such INVESTMENT
                                          COMPANY, or

                                      b.  which is a "bank" (as defined in
                                          Section 2(a) of the Investment Company
                                          Act of 1940).

                                          This Bond does not afford coverage in
                                          favor of the employers of persons as
                                          set forth in e. (4), (5) and (8)
                                          above, and upon payment to the ASSURED
                                          by the COMPANY resulting directly from
                                          LARCENY OR EMBEZZLEMENT committed by
                                          any of the partners, officers or
                                          employees of such employers, whether
                                          acting alone or in collusion with
                                          others, an assignment of such of the
                                          ASSURED'S rights and causes of action
                                          as it may have against such employers
                                          by reason of such acts so committed
                                          shall, to the extent of such payment,
                                          be given by the ASSURED to the
                                          COMPANY, and the ASSURED shall execute
                                          all papers necessary to secure to the
                                          COMPANY the rights provided for
                                          herein.

                                      Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

                                      Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered EMPLOYEES.


ICAP Bond (5-98)
Form 17-02-1421 (Ed.5-98) Page 9 of 19

CONDITIONS AND
LIMITATIONS

Definitions                      f.   FORGERY means the signing of the name of
(continued)                           another natural person with the intent to
                                      deceive but does not mean a signature
                                      which consists in whole or in part of
                                      one's own name, with or without authority,
                                      in any capacity for any purpose.

                                 g.   INVESTMENT COMPANY means any investment
                                      company registered under the Investment
                                      Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                                 h. ITEMS OF DEPOSIT means one or more checks or drafts drawn upon a financial institution in the United States of America.

                                 i. LARCENY OR EMBEZZLEMENT means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                                 j.   PROPERTY means money, revenue and other
                                      stamps; securities; including any note,
                                      stock, treasury stock, bond, debenture,
                                      evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit- sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company
                                      Act of 1940, any other certificate of
                                      interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances;
                                      checks; withdrawal orders; money orders;
                                      travelers' letters of credit; bills of
                                      lading; abstracts of title; insurance
                                      policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                                 k. RELATIVE means the spouse of an EMPLOYEE or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such EMPLOYEE or partner and being related to them by blood, marriage or legal guardianship.

                                 l.   SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                      INSTRUMENTS means original (including
                                      original counterparts) negotiable or
                                      non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19

CONDITIONS AND
LIMITATIONS

Definitions                      m.   SUBSIDIARY means any organization that, at
(continued)                           the inception date of this Bond, is named
                                      in the APPLICATION or is created during
                                      the BOND PERIOD and of which more than
                                      fifty percent (50%) of the outstanding
                                      securities or voting rights representing
                                      the present right to vote for election of
                                      directors is owned or controlled by the
                                      ASSURED either directly or through one or
                                      more of its subsidiaries.

                                 n.   TRANSPORTATION COMPANY means any
                                      organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

                                 o.   VOICE INITIATED ELECTION means any
                                      election concerning dividend options
                                      available to INVESTMENT COMPANY
                                      shareholders or subscribers which is
                                      requested by voice over the telephone.

                                 p.   VOICE INITIATED REDEMPTION means any
                                      redemption of shares issued by an
                                      INVESTMENT COMPANY which is requested by voice over the telephone.

                                 q. VOICE INITIATED FUNDS TRANSFER INSTRUCTION means any VOICE INITIATED REDEMPTION or VOICE INITIATED ELECTION.

                                 For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -        2.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
Applicable to All
Insuring Clauses                 a.   loss not reported to the COMPANY in
                                      writing within sixty (60) days after
                                      termination of this Bond as an entirety;

                                 b.   loss due to riot or civil commotion
                                      outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection.
                                      This Section 2.b., however, shall not
                                      apply to loss which occurs in transit in the circumstances recited in INSURING
                                      CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                                 c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

                                 d.   loss of potential income including, but
                                      not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                                 e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

                                 f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING
                                      CLAUSE 11.;

                                 g.   loss resulting from indirect or
                                      consequential loss of any nature;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19

CONDITIONS AND
LIMITATIONS

General Exclusions -             h.   loss resulting from dishonest acts by any
Applicable to All                     member of the Board of Directors or Board
Insuring                              of Trustees of the ASSURED who is not an
Clauses                               EMPLOYEE, acting alone or in collusion
(continued)                           with others;

                                 i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any EMPLOYEE:

                                      (1)  of any law regulating:

                                           a.   the issuance, purchase or sale
                                                of securities,

                                           b.   securities transactions on
                                                security or commodity exchanges
                                                or the over the counter market,

                                           c.   investment companies,

                                           d.   investment advisors, or

                                      (2)  of any rule or regulation made
                                           pursuant to any such law; or

                                 j. loss of confidential information, material or data;

                                 k.   loss resulting from voice requests or
                                      instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions -       3.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
Applicable To All
Insuring                         a.   loss caused by an EMPLOYEE, provided,
Clauses Except                        however, this Section 3.a. shall not apply
Insuring                              to loss covered under INSURING CLAUSE 2.
Clause 1.                             or 3. which results directly from
                                      misplacement, mysterious unexplainable
                                      disappearance, or damage or destruction of
                                      PROPERTY;

                                 b.   loss through the surrender of property
                                      away from premises of the ASSURED as a
                                      result of a threat:

                                      (1)  to do bodily harm to any natural
                                           person, except loss of PROPERTY in
                                           transit in the custody of any person
                                           acting as messenger of the ASSURED,
                                           provided that when such transit was
                                           initiated there was no knowledge by
                                           the ASSURED of any such threat, and
                                           provided further that this
                                           Section 3.b. shall not apply to
                                           INSURING CLAUSE 7., or

                                      (2)  to do damage to the premises or
                                           PROPERTY of the ASSURED;

                                 c.   loss resulting from payments made or
                                      withdrawals from any account involving
                                      erroneous credits to such account;

                                 d. loss involving ITEMS OF DEPOSIT which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

                                 e.   loss of property while in the mail;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 12 of 19

CONDITIONS AND
LIMITATIONS

Specific Exclusions -            f.   loss resulting from the failure for any
Applicable To All                     reason of a financial or depository
Insuring Clauses Except               institution, its receiver or other
Insuring Clause 1.                    liquidator to pay or deliver funds or
(continued)                           other PROPERTY to the ASSURED provided
                                      further that this Section 3.f. shall not
                                      apply to loss of PROPERTY resulting
                                      directly from robbery, burglary,
                                      misplacement, mysterious unexplainable
                                      disappearance, damage, destruction or
                                      removal from the possession, custody or
                                      control of the ASSURED.

                                 g. loss of PROPERTY while in the custody of a TRANSPORTATION COMPANY, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

                                 h.   loss resulting from entries or changes
                                      made by a natural person with authorized access to a COMPUTER SYSTEM who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's COMPUTER
                                      SYSTEM; or

                                 i. loss resulting directly or indirectly from the input of data into a COMPUTER SYSTEM terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions -       4.  THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
Applicable To All
Insuring Clauses Except          a.   loss resulting from the complete or
Insuring Clauses 1., 4.,              partial non-payment of or default on any
And 5.                                loan whether such loan was procured in
                                      good faith or through trick, artifice,
                                      fraud or false pretenses; provided,
                                      however, this Section 4.a. shall not apply
                                      to INSURING CLAUSE 8.;

                                 b.   loss resulting from forgery or any
                                      alteration;

                                 c.   loss involving a counterfeit provided,
                                      however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-     5.   At all times prior to termination of this Bond,
Reduction And Non-               this Bond shall continue in force for the limit
Accumulation Of                  stated in the applicable sections of ITEM 2. of
Liability                        the DECLARATIONS, notwithstanding any previous
                                 loss for which the COMPANY may have paid or be
                                 liable to pay under this Bond provided,
                                 however, that the liability of the COMPANY
                                 under this Bond with respect to all loss
                                 resulting from:

                                 a.   any one act of burglary, robbery or
                                      hold-up, or attempt thereat, in which no EMPLOYEE is concerned or implicated, or

                                 b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of PROPERTY, or

                                 c.   all acts, other than those specified in a.
                                      above, of any one person, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 13 of 19

CONDITIONS AND
LIMITATIONS

Limit Of Liability/Non-          d.   any one casualty or event other than those
Reduction And Non-                    specified in a., b., or c. above, shall be
Accumulation Of                       deemed to be one loss and shall be limited
Liability                             to the applicable LIMIT OF LIABILITY
(continued)                           stated in ITEM 2. of the DECLARATIONS of
                                      this Bond irrespective of the total amount
                                      of such loss or losses and shall not be
                                      cumulative in amounts from year to year or
                                      from period to period.

                                 All acts, as specified in c. above, of any one person which

                                 i.   directly or indirectly aid in any way
                                      wrongful acts of any other person or
                                      persons, or

                                 ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery                   6.   This Bond applies only to loss first discovered
                                 by an officer of the ASSURED during the BOND
                                 PERIOD. Discovery occurs at the earlier of an
                                 officer of the ASSURED being aware of:

                                 a. facts which may subsequently result in a loss of a type covered by this Bond, or

                                 b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                                 regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.


Notice To Company -         7.   a.   The ASSURED shall give the COMPANY notice
Proof - Legal                         thereof at the earliest practicable
Proceedings                           moment, not to exceed sixty (60) days
Against Company                       after discovery of loss, in an amount that
                                      is in excess of 50% of the applicable
                                      DEDUCTIBLE AMOUNT, as stated in ITEM 2. of
                                      the DECLARATIONS.

                                 b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                                 c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                                 d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

                                 e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 14 of 19

CONDITIONS AND
LIMITATIONS

Notice To Company -              f.   Proof of loss involving VOICE INITIATED
Proof - Legal                         FUNDS TRANSFER INSTRUCTION shall include
Proceedings                           electronic recordings of such
Against Company                       instructions.
(continued)

Deductible Amount           8.   The COMPANY shall not be liable under any
                                 INSURING CLAUSES of this Bond on account of
                                 loss unless the amount of such loss, after
                                 deducting the net amount of all reimbursement
                                 and/or recovery obtained or made by the
                                 ASSURED, other than from any Bond or policy of
                                 insurance issued by an insurance company and
                                 covering such loss, or by the COMPANY on
                                 account thereof prior to payment by the COMPANY
                                 of such loss, shall exceed the DEDUCTIBLE
                                 AMOUNT set forth in ITEM 3. of the
                                 DECLARATIONS, and then for such excess only,
                                 but in no event for more than the applicable
                                 LIMITS OF LIABILITY stated in ITEM 2. of the
                                 DECLARATIONS.

                                 There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any INVESTMENT COMPANY.

Valuation                   9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                                 The value of any loss of PROPERTY consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                                 The value of any loss of PROPERTY other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately preceding discovery of such loss provided, however, that the value of any PROPERTY replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                                 In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                                 OTHER PROPERTY

                                 The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 15 of 19

CONDITIONS AND
LIMITATIONS
(continued)

Securities Settlement      10.   In the event of a loss of securities covered
                                 under this Bond, the COMPANY may, at its sole
                                 discretion, purchase replacement securities,
                                 tender the value of the securities in money, or
                                 issue its indemnity to effect replacement
                                 securities.

                                 The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                                 a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT
                                      - one hundred (100%) percent;

                                 b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

                                 c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT
                                      OF LIABILITY bears to the value of the
                                      securities.

                                 The value referred to in Section 10.a., b., and
                                 c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                                 The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond;
                                 however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                                 The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.


Subrogation - Assignment - 11.   In the event of a payment under this Bond, the
Recovery                         COMPANY shall be subrogated to all of the
                                 ASSURED'S rights of recovery against any person
                                 or entity to the extent of such payment. On
                                 request, the ASSURED shall deliver to the
                                 COMPANY an assignment of the ASSURED'S rights,
                                 title and interest and causes of action against
                                 any person or entity to the extent of such
                                 payment.

                                 Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                                 a.   first, to the satisfaction of the
                                      ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF
                                      LIABILITY,

                                 b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

                                 c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19

CONDITIONS AND
LIMITATIONS

Subrogation - Assignment -       d.   fourth, to the ASSURED in satisfaction of
Recovery                              any loss suffered by the ASSURED which was
(continued)                           not covered under this Bond.

                                 Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured     12.   At the COMPANY'S request and at reasonable
                                 times and places designated by the COMPANY, the
                                 ASSURED shall:

                                 a. submit to examination by the COMPANY and subscribe to the same under oath,

                                 b. produce for the COMPANY'S examination all pertinent records, and

                                 c. cooperate with the COMPANY in all matters pertaining to the loss.

                                 The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination                13.   If the Bond is for a sole ASSURED, it shall not
                                 be terminated unless written notice shall have
                                 been given by the acting party to the affected
                                 party and to the Securities and Exchange
                                 Commission, Washington, D.C., not less than
                                 sixty (60) days prior to the effective date of
                                 such termination.

                                 If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED INVESTMENT COMPANIES and to the Securities and Exchange Commission, Washington,
                                 D.C., not less than sixty (60) days prior to the effective date of such termination.

                                 This Bond will terminate as to any one ASSURED, other than an INVESTMENT COMPANY:

                                 a.   immediately on the taking over of such
                                      ASSURED by a receiver or other liquidator or by State or Federal officials, or

                                 b.   immediately on the filing of a petition
                                      under any State or Federal statute
                                      relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                                 c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

                                 The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 17 of 19

CONDITIONS AND LIMITATIONS

Termination                      If any partner, director, trustee, or officer
(continued)                      or supervisory employee of an ASSURED not
                                 acting in collusion with an EMPLOYEE learns of
                                 any dishonest act committed by such EMPLOYEE at
                                 any time, whether in the employment of the
                                 ASSURED or otherwise, whether or not such act
                                 is of the type covered under this Bond, and
                                 whether against the ASSURED or any other person
                                 or entity, the ASSURED:

                                 a.   shall immediately remove such EMPLOYEE
                                      from a position that would enable such
                                      EMPLOYEE to cause the ASSURED to suffer a loss covered by this Bond; and

                                 b. within forty-eight (48) hours of learning that an EMPLOYEE has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

                                 The COMPANY may terminate coverage as respects any EMPLOYEE sixty (60) days after written notice is received by each ASSURED INVESTMENT
                                 COMPANY and the Securities and Exchange
                                 Commission, Washington, D.C. of its desire to terminate this Bond as to such EMPLOYEE.

Other Insurance                  14.  Coverage under this Bond shall apply only
                                      as excess over any valid and collectible
                                      insurance, indemnity or suretyship
                                      obtained by or on behalf of:

                                      a.   the ASSURED,

                                      b.   a TRANSPORTATION COMPANY, or

                                      c.   another entity on whose premises the
                                           loss occurred or which employed the
                                           person causing the loss or engaged
                                           the messenger conveying the PROPERTY
                                           involved.

Conformity                       15.  If any limitation within this Bond is
                                      prohibited by any law controlling this
                                      Bond's construction, such limitation shall
                                      be deemed to be amended so as to equal the
                                      minimum period of limitation provided by
                                      such law.

Change or Modification           16.  This Bond or any instrument amending or
                                      affecting this Bond may not be changed or
                                      modified orally. No change in or
                                      modification of this Bond shall be
                                      effective except when made by written
                                      endorsement to this Bond signed by an
                                      authorized representative of the COMPANY.

                                      If this Bond is for a sole ASSURED, no
                                      change or modification which would
                                      adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange
                                      Commission, Washington, D.C., by the
                                      acting party.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 18 of 19

CONDITIONS AND LIMITATIONS

Change or Modification           If this Bond is for a joint ASSURED, no charge
(continued)                      or modification which would adversely affect
                                 the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT
                                 COMPANIES and to the Securities and Exchange
                                 Commission, Washington, D.C., by the COMPANY.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.: 1 Bond

                                                       Bond Number: 81391876

NAME OF ASSURED: ASTON FUNDS

                   TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     12.  Telefacsimile Instruction

          Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other PROPERTY or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a CUSTOMER, financial institution or another office of the ASSURED by TELEFACSIMILE directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or PROPERTY or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such TELEFACSIMILE instructions:

          a. bear a valid test key exchanged between the ASSURED and a CUSTOMER or another financial institution with authority to use such test key for TELEFACSIMILE instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

          b. fraudulently purport to have been sent by such CUSTOMER or financial institution when such TELEFACSIMILE instructions were transmitted without the knowledge or consent of such CUSTOMER or financial institution by a person other than such CUSTOMER or financial institution and which bear a FORGERY of a signature, provided that the TELEFACSIMILE instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the CUSTOMER, or an employee of another financial institution.

2. By deleting from Section 1., Definitions, the definition of CUSTOMER in its entirety, and substituting the following:

     d. CUSTOMER means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER INSTRUCTION or TELEFACSIMILE Instruction.


ICAP Bond
Form 17-02-2367 (Rev. 10-03) Page 1

3.   By adding to Section 1., Definitions, the following:

     y. TELEFACSIMILE means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. TELEFACSIMILE does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4. By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

     j. loss resulting directly or indirectly from TELEFACSIMILE instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 15, 2008


By: /s/ Robert Hamburger
    --------------------------------
    Authorized Representative


ICAP Bond
Form 17-02-2367 (Rev. 10-03) Page 2

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 2 Bond
                                                       Bond Number:     81391876

NAME OF ASSURED: ASTON FUNDS

          AMENDING VOICE INITIATED FUNDS TRANSFER INSTRUCTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By deleting INSURING CLAUSE 9. in its entirety and substituting the following:

     9.   Voice Initiated Funds Transfer Instruction

          Loss resulting directly from the ASSURED having transferred any funds on the faith of any VOICE INITIATED FUNDS TRANSFER INSTRUCTION made by a person purporting to be:

          a.   a CUSTOMER, or

          b.   an authorized representative of the CUSTOMER, or

          c. an EMPLOYEE who was authorized by the ASSURED to instruct other EMPLOYEES to transfer funds,

          provided, however, such instructions were received by an EMPLOYEE specifically designated to receive and act upon such instructions, and such acts were committed by said person for the purpose of making an improper personal financial gain for such person or any other person. The following conditions are precedent to coverage under this INSURING
          CLAUSE:

          a. The ASSURED will record all VOICE INITIATED FUNDS TRANSFER INSTRUCTION. The ASSURED, however, shall not be deprived of coverage under this INSURING CLAUSE if at the time of filing proof of loss, as set forth in Section 7. of this Bond, the ASSURED is unable to produce such electronic recordings solely because of failure of the electronic recording equipment to audibly record such instructions.

          b. The ASSURED shall verify all VOICE INITIATED FUNDS TRANSFER INSTRUCTION in excess of the DEDUCTIBLE AMOUNT stated in ITEM
               3.9. of the DECLARATIONS by a direct electronically recorded call back to the CUSTOMER when such instructions:

               (1) involve a request to transfer funds to other than the CUSTOMER'S account,

               (2)  are non-repetitive, or

               (3) are not in accordance with the parameters contained in the written voice initiated funds transfer agreement between the ASSURED and the CUSTOMER.


ICAP Bond
Form 17-02-2372 (Ed. 10-00) Page 1

2. By deleting in its entirety from Section 1., Definitions, the definition of CUSTOMER and VOICE INITIATED FUNDS TRANSFER INSTRUCTION and substituting the following:

     d. CUSTOMER means any corporation, partnership, proprietor, trust or individual having an account with the ASSURED and which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER INSTRUCTIONS.

     q. VOICE INITIATED FUNDS TRANSFER INSTRUCTION means those oral instructions authorizing the transfer of funds in a CUSTOMER'S account to a financial institution for credit to accounts designated by the
          CUSTOMER:

          (1)  made over the telephone;

          (2) directed to those EMPLOYEES specifically authorized by the ASSURED to receive such instructions by telephone at the ASSURED's offices;

          (3)  which were electronically recorded.

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 15, 2008


By: /s/ Robert Hamburger
    --------------------------------
    Authorized Representative


ICAP Bond
Form 17-02-2372 (Ed. 10-00) Page 2

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.: 3 Bond

                                                       Bond Number: 81391876

NAME OF ASSURED: ASTON FUNDS

                   AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     12.  Automated Telephone System Transaction

          Loss resulting directly from the ASSURED having transferred funds on the faith of any AUTOMATED PHONE SYSTEM (APS) TRANSACTION, where the request for such APS TRANSACTION is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all APS DESIGNATED PROCEDURES. A single failure of the ASSURED to maintain and follow a particular APS DESIGNATED PROCEDURE in a particular APS TRANSACTION will not preclude coverage under this INSURING CLAUSE.

2.   By adding to Section 1., Definitions, the following:

     r.   APS DESIGNATED PROCEDURES means all of the following procedures:

          (1) No APS TRANSACTION shall be executed unless the shareholder or unitholder to whose account such an APS TRANSACTION relates has previously elected to APS TRANSACTIONS. (Election in Application)

          (2) All APS TRANSACTIONS shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. (Logging) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

          (3) The caller in any request for an APS TRANSACTION, before executing that APS TRANSACTION must enter a personal identification number (PIN), social security number and account number. (Identity Test)

               If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)


ICAP Bond
Form 17-02-2345 (Ed. 10-00) Page 1

          (4) A written confirmation of any APS TRANSACTION or change of address shall be mailed to the shareholder or unitholder to whose account such transaction relates, at the record address, by the end of the insured's next regular processing cycle, but in no event later than five (5) business days following such APS TRANSACTION. (Written Confirmation)

          (5) Access to the equipment which permits the entity receiving the APS TRANSACTION request to process and effect the transaction shall be limited in the following manner: (Access to APS Equipment)

     s. APS ELECTION means any election concerning various account features available to the shareholder or unitholder which is made through the AUTOMATED PHONE SYSTEM by means of information transmitted by an individual caller through use of a AUTOMATED PHONE SYSTEM. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

     t. APS EXCHANGE means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the AUTOMATED PHONE SYSTEM by means of information transmitted by an individual caller through use of an AUTOMATED PHONE SYSTEM.

     u. APS PURCHASE means any purchase of shares or units issued by an INVESTMENT COMPANY which is requested through an AUTOMATED PHONE SYSTEM.

     v. APS REDEMPTION means any redemption of shares or units issued by an INVESTMENT COMPANY which it requested through the telephone by means of information transmitted by an individual caller through use of a AUTOMATED PHONE SYSTEM.

     w. APS TRANSACTION means any APS PURCHASE, APS REDEMPTION, APS ELECTION or APS EXCHANGE.

     x. AUTOMATED PHONE SYSTEM means an automated system which receives and converts to executable instructions transmissions through the AUTOMATED PHONE SYSTEM through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

3.   By adding the following Section after Section 4., Specific
     Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.:

     Section 4.A Specific Exclusion-Applicable to Insuring Clause 12

     THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER UNDER INSURING CLAUSE 12:
     Loss resulting from:

     a. the redemption of shares or units, where the proceeds of such redemption are made payable to other than:

          (1)  the shares or units of record,

          (2)  a person designated to receive redemption proceeds, or

          (3)  a bank account designated to receive redemption proceeds, or

     b. the redemption of shares or units, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated the shareholder or unitholder by voice through an AUTOMATED PHONE SYSTEM or in writing, at least thirty
          (30) days prior to such redemption, or


ICAP Bond
Form 17-02-2345 (Ed. 10-00) Page 2

     c. the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2007. ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 15, 2008


By: /s/ Robert Hamburger
    -------------------------------
    Authorized Representative


ICAP Bond
Form 17-02-2345 (Ed. 10-00) Page 3

                                                               ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: December 31, 2007       FEDERAL INSURANCE COMPANY
                                                Endorsement/Rider No. 4 Bond
                                                To be attached to and
                                                form a part of Bond No. 81391876

Issued to: ASTON FUNDS

      DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                   ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

     If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.


                                         By: /s/ Robert Hamburger.
                                             -----------------------------------
                                             Authorized Representative

17-02-2437 (12/2006) rev. Page 1

Effective date of
this endorsement: December 31, 2007    FEDERAL INSURANCE COMPANY
                                       Endorsement No.: 5 Bond
                                       To be attached to and form a part of Bond
                                       Number: 81391876

Issued to: ASTON FUNDS

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 15, 2008


By: /s/ Robert Hamburger.
    ---------------------------------
    Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

                                IMPORTANT NOTICE:

THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

                        IMPORTANT NOTICE TO POLICYHOLDERS

          All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

          Thank you for choosing Chubb.

10-02-1295 (ed. 5/2007)

                       CHUBB & SON, DIV. OF FEDERAL INSURANCE COMPANY AS MANAGER OF THE MEMBER INSURERS OF THE
                       CHUBB GROUP OF INSURANCE COMPANIES

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

                        ASSISTANT SECRETARY'S CERTIFICATE

     I, Marc Peirce, Assistant Secretary of Aston Funds (the "Trust"), hereby certify that the following resolutions have been adopted by the Board of Trustees of the Trust, at a meeting duly called and held on December 20, 2007, at which a quorum was present and acting throughout:


RESOLVED,      that the Board of Trustees of Aston Funds (the "Trust"),
               including a majority of the Trustees who are not "interested persons," hereby approves the Fidelity Bond written by the Chubb
               Group of Insurance Companies (the "Bond") in the aggregate amount of $3,000,000, for the period December 31, 2007 through December
               31, 2008, at a cost of $16,500, covering, among others, officers of the Trust, and that said Bond is in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission ("SEC") under Section 17(g) of the Investment
               Company Act of 1940, as amended (the "1940 Act"); and


FURTHER        that the form and amount of said Bond and the amount of the
RESOLVED,      premium are reasonable, and that the Bond be, and it hereby is, approved and that the premium shall be allocated among the series of the Trust pro rata according to their relative net assets; and


FURTHER        that the officers of the Trust be, and each of them acting alone
RESOLVED,      hereby is, authorized and directed to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions, including the filing of the Fidelity Bond with the SEC and the making of other filings and the giving of notices required under Paragraph (g) of Rule
               17g-1 under the 1940 Act.


     IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 24th day of January, 2008.


                                            /s/ Marc Peirce
                                            -------------------
                                            Marc Peirce
                                            Assistant Secretary